SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 19, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 19, 2004 regarding the Board’s Proposal regarding Resolution on Transfer of own stock (item 14e), for the AGM.

This is a non-official translation of the Swedish original wording.

In case of differences between the English translation and the

Swedish original, the Swedish text shall prevail

ITEM 14 e)

The Board’s Proposal regarding Resolution on Transfer of own Stock in relation to the Resolution on the Global Stock Incentive Program 2001 and the Stock Purchase Plan 2003

Background

The Annual General Meeting of shareholders 2001 in Telefonaktiebolaget LM Ericsson (“Ericsson”) resolved to approve transfer of own stock in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the Program. Resolutions to approve transfer of own stock for the above-mentioned purpose have thereafter been made at the Annual General Meeting’s of shareholders 2002 and 2003.

The Annual General Meeting of shareholders 2003 also resolved to approve transfer of own stock in relation to the Stock Purchase Plan 2003. The resolution comprised, inter alia, a right for the company to transfer a maximum of 26,000,000 shares of series B to cover certain payments, mainly for social security charges.

In accordance with the resolution, 1,219,435 shares have been transferred up to February 18, 2004.

Proposal

Therefore, the Board of Directors proposes the Annual General Meeting of shareholders to resolve that Ericsson shall have the right to transfer, prior to the Annual General Meeting 2005, a maximum of 55,780,565 shares of series B, or the lower number of shares of series B, which as per April 6, 2004, remains of the original 57,000,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001 and the Stock Purchase Plan 2003. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

Stockholm, March 1, 2004

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 19, 2004